
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934


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[X]   Definitive Proxy Statement

[ ]   Definitive Additional Materials

[ ]   Soliciting Material Pursuant to § 240.14a-12


Brown & Brown, Inc.
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)


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March 24, 2005

Dear Shareholder:

   You are invited to attend the Annual Meeting of Shareholders (the "Meeting") of Brown & Brown, Inc. (the "Company"), which will be held in Salon C of the Ocean Walk Resort, 300 North Atlantic Avenue, Daytona Beach, Florida, on Thursday, April 21, 2005, at 9:00 a.m.

   The notice of meeting and proxy statement on the following pages cover the formal business of the Meeting. Whether or not you expect to attend the Meeting, please sign and return your proxy card promptly in the enclosed envelope to assure that your stock will be represented at the Meeting. If you decide to attend the Meeting and vote in person, you will, of course, have that opportunity.

   Your continuing interest in the business of the Company is gratefully acknowledged. We hope many shareholders will attend the Meeting.

                                        Sincerely,

                                        J. Hyatt Brown
                                        Chairman of the Board and
                                        Chief Executive Officer

BROWN & BROWN, INC.

220 South Ridgewood Avenue   **401 E. Jackson Street, Suite 1700**
Daytona Beach, Florida 32114   **Tampa, Florida 33602**

_____

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 21, 2005

The Annual Meeting of Shareholders (the "Meeting") of Brown & Brown, Inc. (the "Company") will be held in Salon C of the Ocean Walk Resort, 300 North Atlantic Avenue, Daytona Beach, Florida, on Thursday, April 21, 2005, at 9:00 a.m., for the following purposes:

1.   To elect ten (10) nominees to the Company's Board of Directors;

2.   To approve the amendment of the Company's Stock Performance Plan;

3.   To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on February 23, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting.

For your convenience, we are also offering an audio webcast of the Meeting. If you choose to listen to the webcast, please visit the "Investor Relations" section of our website (www.bbinsurance.com) shortly before the meeting time and follow the instructions provided. If you miss the Meeting, you may listen to a replay of the webcast on our site beginning the afternoon of April 21, 2005.

Shareholders are requested to vote, date, sign and promptly return the enclosed proxy in the envelope provided for that purpose, whether or not they intend to be present at the Meeting.

By Order of the Board of Directors



Laurel L. Grammig
Secretary

Tampa, Florida
March 24, 2005

BROWN & BROWN, INC.

PROXY STATEMENT

ANNUAL MEETING AND PROXY SOLICITATION INFORMATION

This Proxy Statement is first being sent to shareholders on or about March 24, 2005 in connection with the solicitation of proxies by the Board of Directors of Brown & Brown, Inc., to be voted at the Annual Meeting of Shareholders to be held in Salon C of the Ocean Walk Resort, 300 North Atlantic Avenue, Daytona Beach, Florida at 9:00 a.m. on Thursday, April 21, 2005, and at any adjournment thereof (the "Meeting"). The close of business on February 23, 2005 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting. At the close of business on the record date, we had outstanding 69,162,570 shares of $.10 par value common stock, entitled to one vote per share.

Shares represented by duly executed proxies in the accompanying form that we receive prior to the Meeting will be voted at the Meeting. If you specify in the proxy a choice with respect to any matter to be acted upon, the shares represented by such proxy will be voted as specified. If your proxy card is signed and returned without specifying a vote or an abstention on any proposal, the shares represented by such proxy will be voted according to the recommendation of the Board of Directors on that proposal. The Board of Directors recommends a vote FOR the election of the directors and FOR approval of the amendment to the Company's Stock Performance Plan. The Board of Directors knows of no other matters that may be brought before the Meeting. However, if any other matters are properly presented for action, it is the intention of the named proxies to vote on them according to their best judgment.

If you hold your shares in a stock brokerage account, or your shares are held by a bank or other nominee, you have the right to provide instructions on voting as requested by your bank or broker. Under the rules of the New York Stock Exchange, your broker is permitted to vote your shares on the proposals concerning the election of directors even if your broker has not been given specific voting instructions as to these matters. However, your broker is not permitted to vote your shares on the proposal relating to the approval of the amendment to the Company's Stock Performance Plan without receiving instructions from you.

After you have returned a proxy, you may revoke it at any time before it is voted by taking one of the following actions: (i) giving written notice of the revocation to our Secretary; (ii) executing and delivering a proxy with a later date; or (iii) voting in person at the Meeting. Votes cast by proxy or in person at the Meeting will be tabulated by our transfer agent, Wachovia Bank, N.A., and by one or more inspectors of election appointed at the Meeting, who will also determine whether a quorum is present for the transaction of business.

The ten nominees for election as directors who receive the highest number of "FOR" votes will be elected as directors. This number is a plurality. Abstentions and broker non-votes will have no effect on the outcome of the voting to elect directors. For approval of the amendment to the Company's Stock Performance Plan, under the rules of the New York Stock Exchange, the proposal must receive the "FOR" vote of a majority of all votes cast on the proposal, and the total number of votes cast on the proposal must represent more than 50% of all shares entitled to vote. Abstentions will be treated as shares entitled to vote and as votes cast. Accordingly, if you submit a properly executed proxy card to indicate "ABSTAIN" with respect to this proposal, your vote will have the effect of a vote "AGAINST" the proposal.

Broker non-votes will be treated as shares entitled to vote but not as votes cast. Accordingly, broker non-votes will have no effect on the outcome of the voting on the amendment to the Company's Stock Performance Plan (except that broker non-votes will not count towards the 50% of all shares entitled to vote on the proposal that must be cast in order for the proposal to be approved in accordance with the rules of the New York Stock Exchange).

Proxies may be solicited by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. Also, The Altman Group, Inc. may solicit proxies on our behalf at an approximate cost of $4,000, plus reasonable expenses. Such solicitations may be made personally, or by mail, facsimile, telephone, messenger, or via the Internet. We will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. We will pay all of the costs of solicitation of proxies.

Our executive offices are located at 220 South Ridgewood Avenue, Daytona Beach, Florida 32114 (telephone number (386) 252-9601) and 401 East Jackson Street, Suite 1700, Tampa, Florida 33602 (telephone number (813) 222-4100).

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of February 14, 2005, information as to our common stock beneficially owned by (1) each of our directors, (2) each executive officer named in the Summary Compensation Table, (3) all of our directors and executive officers as a group, and (4) any person whom we know to be the beneficial owner of more than 5% of the outstanding shares of our common stock:

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)(2)(3)	PERCENT OF TOTAL
J. Hyatt Brown(4) .... 220 South Ridgewood Avenue Daytona Beach, Florida 32114	10,809,974	15.63%
Samuel P. Bell, III	9,000	*
Hugh M. Brown..	1,000	*
Bradley Currey, Jr.	146,100	*
Jim W. Henderson(5).................................	790,833	1.14%
Theodore J. Hoepner	8,000	*
David H. Hughes	12,000	*
John R. Riedman	23,323	*
Jan E. Smith(6)	15,400	*
Chilton D. Varner	5,750	*
Kenneth D. Kirk(7).....................................	709,817	1.03%
Thomas E. Riley(8)	247,903	*
C. Roy Bridges	181,564	*
All directors and executive officers as a group (22 persons)	14,466,979	20.92%
Ruane, Cunniff & Goldfarb, Inc.(9) .... 767 Fifth Ave., Ste. 4701 New York, NY 10153	6,360,210	9.20%
Select Equity Group, Inc.(10).................... 380 Lafayette St., 6th Floor New York, NY 10007	4,142,001	5.99%

_____
*   Less than 1%.

(1)   Beneficial ownership of shares, as determined in accordance with applicable Securities and Exchange Commission ("SEC") rules, includes shares as to which a person has or shares voting power and/or investment power. We have been informed that all shares shown are held of record with sole voting and investment power, except as otherwise indicated. All share amounts, percentages and share values have been adjusted to reflect any applicable stock splits we have effected.

(2) The number and percentage of shares owned by the following persons include the indicated number of shares owned through our 401(k) plan as of December 31, 2004: Mr. Henderson – 243,509; Mr. Kirk - 113; Mr. Riley - 0; Mr. Bridges - 0; and all directors and officers as a group – 324,873. The number and percentage of shares owned by the following persons also include the indicated number of shares which such persons have been granted under our Stock Performance Plan as of December 31, 2004: Mr. Henderson – 128,155; Mr. Kirk -125,650; Mr. Riley – 126,730; Mr. Bridges – 108,830; and all directors and officers as a group – 970,500. Certain of these Stock Performance Plan shares have voting and dividend rights due to satisfaction of the first condition for vesting, but the holders thereof have no power to sell or dispose of the shares, and the shares are subject to forfeiture. See "Executive Compensation - Long-Term Incentive Plans - Awards in Last Fiscal Year."

(3) Also includes any options exercisable within 60 days of December 31, 2004 granted to directors and officers under our Incentive Stock Option Plan. On April 21, 2000, the indicated number of options were granted to the following persons under the Incentive Stock Option Plan: Mr. Henderson - 239,116; Mr. Kirk - 67,464; Mr. Riley - 126,744; Mr. Bridges - 195,664; all directors and officers as a group - 970,088. Of these granted amounts, the indicated number of options were exercisable by the following persons under the Incentive Stock Option Plan in 2004: Mr. Henderson - 218,436; Mr. Kirk - 10,340; Mr. Riley - 31,020; Mr. Bridges - 10,340; all directors and officers as a group – 306,816, and the underlying shares are therefore deemed to be beneficially owned. Varying amounts of additional options may become exercisable by the Named Executive Officers on April 21, 2005 under the terms of individual stock option agreements between us and the Named Executive Officers. On March 23, 2003, the indicated number of options were granted to the following persons under the Incentive Stock Option Plan: Mr. Henderson - 100,000; Mr. Kirk - 56,700; Mr. Riley - 90,381; Mr. Bridges - 63,008; all directors and officers as a group - 483,202. Of these granted amounts, none has become exercisable.

(4) All shares are beneficially owned jointly with Mr. Brown's spouse, either directly or indirectly, and these shares have shared voting and investment power. Of these shares, 10,795,664 are held by Ormond Riverside Limited Partnership, of which Swakopmund, Inc., a corporation controlled by Mr. Brown and his spouse as equal shareholders, is the sole general partner.

(5) Mr. Henderson's ownership includes 179,224 shares held in joint tenancy with Mr. Henderson's wife, which shares have shared voting and investment power.

(6) Mr. Smith's ownership includes 6,400 shares owned by his spouse, as to which he disclaims beneficial ownership.

(7) Mr. Kirk's ownership includes 573,714 shares held in a revocable family trust for which Mr. Kirk and his spouse serve as Trustees.

(8) Mr. Riley's ownership includes 425 shares owned by his spouse, as to which he disclaims beneficial ownership.

(9) These shares are held in investment accounts maintained with Ruane, Cunniff & Goldfarb Inc. ("Ruane") as of December 31, 2004, and Ruane disclaims any beneficial interest in such shares. Ruane has advised that it has sole voting power as to 3,502,664 of these shares, no voting power as to the balance of these shares, and sole investment power as to all of these shares.

(10) According to a Schedule 13G jointly filed with the SEC on September 12, 2003, as amended on February 14, 2004, Select Equity Group, Inc., Select Offshore Advisors, LLC and George S. Loening have sole investment and voting power with respect to these shares, and no shared voting or investment power.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information concerning our directors and executive officers. All directors and officers hold office for one-year terms or until their successors are elected and qualified.

NAME	POSITIONS	AGE	YEAR FIRST BECAME A DIRECTOR
J. Hyatt Brown..........................	Chairman of the Board and Chief Executive Officer	67	1993
Jim W. Henderson	President, Chief Operating Officer and Director	58	1993
Samuel P. Bell, III	Director	65	1993
Hugh M. Brown......................	Director	69	2004
Bradley Currey, Jr.	Director	74	1995
Theodore J. Hoepner	Director	63	1994
David H. Hughes	Director	61	1997
John R. Riedman	Director	76	2001
Jan E. Smith...........................	Director	65	1997
Chilton D. Varner................	Director	62	2004
Thomas E. Riley	Regional President	49	—
C. Roy Bridges	Regional Executive Vice President	55	—
J. Powell Brown	Regional Executive Vice President	37	—
Linda S. Downs	Regional Executive Vice President	54	—
Robert F. Iocco	Regional Executive Vice President	40	—
Kenneth D. Kirk	Regional Executive Vice President	44	—
Charles H. Lydecker.................	Regional Executive Vice President	41	—
J. Scott Penny	Regional Executive Vice President	38	—
Cory T. Walker........................	Sr. Vice President, Chief Financial Officer and Treasurer	47	—
Richard A. Freebourn………..	Vice President and Director of Internal Audit, Operations and Quality Control	57	—
Laurel L. Grammig..................	Vice President, Secretary and General Counsel	46	—
Thomas M. Donegan, Jr.	Vice President, Assistant Secretary and Assistant General Counsel	34	—

J. Hyatt Brown. Mr. Brown has been our Chief Executive Officer since 1993 and the Chairman of the Board of Directors since 1994. Mr. Brown was our President from 1993 to December 2002, and served as President and Chief Executive Officer of our predecessor corporation from 1961 to 1993. He was a member of the Florida House of Representatives from 1972 to 1980, and Speaker of the House from 1978 to 1980. Mr. Brown serves on the Board of Directors of SunTrust Banks, Inc., International Speedway Corporation, FPL Group, Inc., BellSouth Corporation, and Rock-Tenn Company, each a publicly-held company. He also serves as Chairman of the Council of Insurance Agents & Brokers and a member of the Board of Insurance Services Office, as well as on the Board of Trustees of Stetson University, of which he is a past Chairman, and the Florida Council of 100. Mr. Brown is a past Vice Chairman of the Florida Residential Property and Casualty Joint Underwriting Association and a past Trustee of the Florida Chamber Foundation. Mr. Brown's sons, J. Powell Brown and P. Barrett Brown, are employed by us as a Regional Executive Vice President, and as Profit Center Manager of the Orange, California office of our subsidiary, Brown & Brown of California, Inc., respectively.

Jim W. Henderson. Mr. Henderson has been our President and Chief Operating Officer since 2002 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. He was elected Executive Vice President in 1995, and served as our Senior Vice President from 1993 to 1995. He served as Senior Vice President of our predecessor corporation from 1989 to 1993, and as Chief Financial Officer from 1985 to 1989. Mr. Henderson is a member of the Board of Directors of Embry-Riddle Aeronautical University, the School of Business Administration of Stetson University, and the Florida Hurricane Catastrophe Fund. He previously served as Co-Chairman of the Insurance Accounting and Systems Association's Property & Casualty Committee, President of the Central Florida Chapter of Financial Executives International, and as a member of the Board of Directors of United Way of Volusia/Flagler Counties and the Ronald McDonald House.

Samuel P. Bell, III. Mr. Bell has been a shareholder of the law firm of Pennington, Moore, Wilkinson, Bell & Dunbar, P.A. since January 1, 1998. Prior to that, he was a shareholder and managing partner of Cobb Cole & Bell (now Cobb & Cole, P.A.), and he served as Of Counsel to Cobb Cole & Bell until August of 2002. Mr. Bell was a member of the Florida House of Representatives from 1974 to 1988. He is Chairman of the Advisory Board for the College of Public Health at the University of South Florida, President of the Florida Public Health Foundation and a member of the Florida Elections Commission. He is also past Chairman of the Florida Legislature's Commission on Local Government II.

Hugh M. Brown. Mr. Brown founded BAMSI, Inc., a full-service engineering and technical services company, in 1978, and served as its Chief Executive Officer until his retirement in 1996. Mr. Brown currently serves as a member of the Board of Directors of SunTrust Bank of Orlando, Blue Cross and Blue Shield of Florida, the Florida Council of 100 and the Florida Council on Economic Education. He is a past Chairman of the Federal Reserve Bank of Atlanta, and previously served on the Florida Commission on Education, and as Chairman of the Spaceport Florida Authority (now Florida Space Authority) Board of Supervisors. Mr. Brown was previously named Small Business Person of the Year, 1985, by the U.S. Small Business Administration, and Regional Minority Small Business Person of the Year for the Atlanta region, and in 1991, he received the U.S. Small Business Administration's Graduate of the Year Award. He is an inductee of the Junior Achievement Business Hall of Fame for East Central Florida.

Bradley Currey, Jr. Mr. Currey served as Chief Executive Officer of Rock-Tenn Company, a publicly-held manufacturer of packaging and recycled paperboard products, from 1989 to 1999 and as Chairman of the Board of Rock-Tenn Company from 1993 to January 31, 2000, when he retired. He also previously served as President (1978-1995) and Chief Operating Officer (1978-1989) of Rock-Tenn Company. Mr. Currey previously served as a member of the Board of Directors and Executive Committee of Rock-Tenn Company, and is currently Director *Emeritus* of Genuine Parts Company, a publicly-traded company, and a member of the Board of Directors of Enzymatic Deinking Technologies, L.L.C. Mr. Currey is Trustee *Emeritus* and a past Chairman of the Board of Trustees of Emory University. He is a Trustee and member of the Executive Committee of the Woodruff Arts Center and the Atlanta Symphony Orchestra, a division of the Woodruff Arts Center in Atlanta, Georgia. He is also a past Chairman of the Federal Reserve Bank of Atlanta.

Theodore J. Hoepner. Mr. Hoepner has been Vice Chairman of SunTrust Bank Holding Company since January 1, 2005. Prior to that, he served as Vice Chairman of SunTrust Banks, Inc., a publicly held company, since 2000. From 1995 to 2000, Mr. Hoepner was Executive Vice President of SunTrust Banks, Inc. and Chairman of the Board, President and Chief Executive Officer of SunTrust Banks of Florida, Inc. From 1990 through 1995, he served as Chairman of the Board, President and Chief Executive Officer of SunBank, N.A. From 1983 through 1990, he was the Chairman of the Board and Chief Executive Officer of SunBank/Miami, N.A. Mr. Hoepner is a past Chairman of the Board of Trustees of Rollins College, the Economic Development Commission of Mid-Florida, the Heart of Florida United Way, the Greater Miami Chamber of Commerce, the Beacon Council of Miami, Florida, and the Financial Executives Institute of Jacksonville, Florida.

David H. Hughes. Mr. Hughes has been Chairman of the Board of Hughes Supply, Inc., a publicly-held business-to-business distributor of construction and industrial supplies, since 1986, and served as Chief Executive Officer from 1974 until May 2003. Mr. Hughes is a member of the Board of Directors of Darden Restaurants, Inc. and SunTrust Banks, Inc., both of which are publicly-held companies, and also serves as a director of Hughes, Inc. He is a past director of Florida Tax Watch and the Trinity Preparatory School. He is also a member of The Florida Bar, the Florida Council of 100, and the Economic Development Commission of Mid-Florida.

John R. Riedman. Mr. Riedman has served as Chairman of Riedman Corporation, based in Rochester, New York, since 1992. Mr. Riedman is a Trustee and the Chairman of the Finance Committee of ViaHealth, a Rochester-based healthcare services network. He serves as President of 657 Corporation (a subsidiary of Rochester Museum & Science Center) and is a past Chairman of the Board of the Rochester Museum & Science Center. He also serves as President of the Monroe County Sheriff's Foundation. He serves on the Board of Directors of High Falls Brewing Company, LLC; Sage, Rutty & Co., Inc., a Rochester-based financial services firm; the New York State Thruway Authority; and the New York State Canal Corporation. Mr. Riedman served as a director and Chairman of the Audit Committee of Fleet Financial Group, a publicly-held company, from 1988 to 1999; and as a board member of Genesee Hospital, serving as Chairman of its Finance and Building Committees. He served as a member of the Public Affairs Committee of the United States Chamber of Commerce and as a Delegate to the White House Conference on Small Business, and is a former member of the Federal Personnel Interchange Commission, the National Flood Insurance Advisory Committee, and the Monroe County Airport Advisory Committee, of which he is a past Chairman.

Jan E. Smith. Mr. Smith has served as President of Jan Smith and Company, a commercial real estate and business investment firm, since 1978. Mr. Smith is also the managing general partner of River Bend Road, Ltd., and a Director and President of Travel Associates, Inc. and of Jan Smith and Company. Mr. Smith serves on the Board of Directors of SunTrust Bank/Gulf Coast and the Board of Governors of the Florida Chamber of Commerce, and is also the Chairman of the Campus Board of University of South Florida's Regional Sarasota/Manatee Campus, and a member of the University of South Florida Foundation Board of Trustees. Mr. Smith is a past member of the Board of Directors of GTE of Florida, Inc., a publicly-held company, the Advisory Council of the Federal Reserve Bank of Atlanta, the Board of Directors of the United States Chamber of Commerce, the Board of the National Chamber Litigation Center, the National Advisory Council of the U.S. Small Business Administration, the Board of Directors of the Florida Chamber of Commerce Management, Inc., the Florida Education Governance Reorganization Transition Task Force, the Nominating Council of the Public Service Commission of Florida, the Florida Council on Economic Education, and the Manatee County (FL) Independent Insurance Agent Association, and he previously served as a Delegate to the White House Conference on Small Business and to the Small Business National Issues Conference. He is a past Chairman of the Board of Trustees of Manatee Community College in Florida, and of the Manatee County (FL) Chamber of Commerce, and is an inductee of the Tampa Bay Business Hall of Fame.

Chilton D. Varner. Ms. Varner is a partner in the law firm of King & Spalding, LLP, in Atlanta, Georgia. A graduate of Smith College, where she was named to membership in Phi Beta Kappa, and Emory University School of Law, Ms. Varner was honored with Emory University School of Law's Distinguished Alumni Award in 1998. In 2001, the National Law Journal profiled Ms. Varner as one of the nation's top ten women litigators. With more than 25 years of courtroom experience, she is considered to be among the very best in defending corporations in product liability, commercial and other civil disputes. The author of many books and papers on areas of interest in her practice, she has also served as a member of the faculty of the Trial Academy of the International Association of Defense Counsel and regularly presents at bar association meetings around the country. She has been a trustee of Emory University since 1995 and has served on the Board of Wesley Woods Geriatric Center since 1996.

Thomas E. Riley. Mr. Riley has been a Regional President since January 2005. He served as one of our Regional Executive Vice Presidents from 2002 to 2005 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. Since 1999, Mr. Riley has overseen certain of our profit centers in southeastern Florida, as well as offices of certain of our subsidiaries in

Connecticut, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Virginia. Prior to undertaking his current duties, Mr. Riley served as profit center manager of our Fort Lauderdale, Florida retail office from 1992 to 2001, and as Chief Financial Officer of our predecessor corporation from 1990-91. He is a member of the Hartford Insurance Advisory Council, the St. Paul Insurance Advisory Council, the American Institute of Certified Public Accountants, and the Florida Institute of Certified Public Accountants.

C. Roy Bridges. Mr. Bridges has been one of our Regional Executive Vice Presidents since 2002 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. Since 1998, Mr. Bridges has overseen certain of our retail profit center operations in northern and western Florida, as well as retail and brokerage profit centers of certain of our subsidiaries in Arkansas, Louisiana, Oklahoma and Texas. Prior to undertaking his current duties, Mr. Bridges served as profit center manager of our Tampa, Florida retail office from 1998 to 2001, and as profit center manager of our Fort Myers, Florida retail office from 1993 to 1998. He was previously the profit center manager of our Brooksville, Florida retail office. He served as 2002 Chairman of the CNA Florida Pacer program, and is a past board member of the Hernando County Committee of 100, the Salvation Army, and the Lee County Committee of 100, and a past member of Leadership Southwest Florida.

J. Powell Brown. Mr. Brown has been one of our Regional Executive Vice Presidents since 2002 and serves as director and as president or in another executive officer capacity for certain of our subsidiaries. Mr. Brown oversees certain of our central Florida profit center operations as well as brokerage operations of certain of our subsidiaries located in Florida, Georgia, North Carolina, Oklahoma and Tennessee. From 1998 to 2003, Mr. Brown served as profit center manager of our Orlando, Florida retail office. Prior to that, Mr. Brown served as an account executive and then as Marketing Manager in our Daytona Beach, Florida retail office from 1995 to 1998. Mr. Brown serves as Vice Chairman of Finance for the Board of Governors of the Orlando Regional Chamber of Commerce, and also serves on the Board of Directors of Junior Achievement of Central Florida, the Bolles School Board of Visitors, and the Administrative Board of the SunTrust Center of SunTrust Bank/Central Florida. Mr. Brown is the son of our Chairman and Chief Executive Officer, J. Hyatt Brown.

Linda S. Downs. Ms. Downs has been one of our Regional Executive Vice Presidents since 2002 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. She is responsible for overseeing retail profit center operations of certain of our subsidiaries in Georgia, South Carolina and Virginia. Ms. Downs also oversees our National Professional Programs and National Commercial Programs based in Tampa, Florida, and Parcel Insurance Plan®, based in St. Louis Missouri. Prior to undertaking her current duties, she founded and served as profit center manager of our Orlando, Florida retail office from 1980 to 1998. Ms. Downs is actively involved with Habitat for Humanity, and is a past member of the Florida Symphony Board and the Downtown (Orlando) Women's Executive Council.

Robert F. Iocco. Mr. Iocco was named a Regional Executive Vice President in January 2005, and has served as Executive Vice President of Brown & Brown of Lehigh Valley, Inc., and profit center manager of its retail office based in Bethlehem, Pennsylvania, since August 2000. Effective in January 2005, Mr. Iocco assumed oversight responsibilities for offices of certain of our subsidiaries in New York, New Jersey and Pennsylvania. Prior to undertaking his current duties, Mr. Iocco headed the Physicians Protector Plan® based in Tampa, Florida from June 1997 to July 2000. Before that time, he worked as a Producer and as Accounting Manager, respectively, in our West Palm Beach, Florida retail office. Mr. Iocco served as Chairman of Selective Insurance Company's Pennsylvania Producer Council in 2002 and 2003. He served as a member of the Insurance Agents and Brokers (Eastern Pennsylvania) MAP Committee in 2003 and 2004.

Kenneth D. Kirk. Mr. Kirk has been one of our Regional Executive Vice Presidents since 2002 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. Since 1995, Mr. Kirk has overseen retail and brokerage profit center operations of certain of our subsidiaries in Arizona, California, Colorado, New Mexico, Nevada, and Washington, as well as in El Paso, Texas. Prior to undertaking his current duties, Mr. Kirk served as profit center manager of the Phoenix, Arizona retail office of Brown & Brown Insurance of Arizona, Inc., one of our subsidiaries, from 1995 to 2000.

Charles H. Lydecker. Mr. Lydecker has been one of our Regional Executive Vice Presidents since 2002 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. Mr. Lydecker oversees certain of our retail profit center operations in northern Florida, and retail profit center operations of certain of our subsidiaries in Texas. From January 2000 until 2002, and commencing again in 2004, Mr. Lydecker has served as profit center manager in Daytona Beach, Florida, our largest retail operation. Prior to that, Mr. Lydecker served as an account executive from 1990 to 1995 and then as Sales Manager in our Daytona Beach retail office from 1995 to 2000. Mr. Lydecker is a Director of Prime Bank Corp; Florida Hospitals - Memorial Health Systems; Stonewood Holdings, LLC; Florida Commission on Ethics; Florida Self-Insurers Guaranty Association; and served as the 2002 Board Chairman of the United Way of Volusia/Flagler (FL) Counties. He is a Director and past Chairman of Futures Public Education Foundation, the Daytona Beach/Halifax Chamber of Commerce, and the Boy Scouts of America, Halifax District. Mr. Lydecker is also past Chairman of the Florida Housing Finance Corporation and a past President of the Volusia/Flagler Chapter of the Florida Association of Independent Agents.

J. Scott Penny. Mr. Penny has been one of our Regional Executive Vice Presidents since 2002 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. Mr. Penny oversees retail profit center operations of certain of our subsidiaries in Illinois, Indiana, Kentucky, Ohio, Michigan, Minnesota and Wisconsin. From 1999 until January 2003, Mr. Penny served as profit center manager of the Indianapolis, Indiana retail office of Brown & Brown of Indiana, Inc., one of our subsidiaries. Prior to that, Mr. Penny served as profit center manager of our Jacksonville, Florida retail office from 1997 to 1999.

Cory T. Walker. Mr. Walker was named Senior Vice President, Treasurer and Chief Financial Officer in April 2004. Prior to that time, he had served as our Vice President, Treasurer and Chief Financial Officer since 2000. Mr. Walker also serves as an executive officer for several of our subsidiaries. Mr. Walker previously served as our Vice President and Chief Financial Officer from 1992 to 1994. Between 1995 and 2000, Mr. Walker served as profit center manager of the Oakland, California office of Brown & Brown of California, Inc., one of our subsidiaries. Before joining us, Mr. Walker was a Certified Public Accountant and Senior Audit Manager for Ernst & Young LLP.

Richard A. Freebourn. Mr. Freebourn has been our Director of Internal Audit, Operations and Quality Control since 2002, and was elected Vice President in January 2004. From 2000 until 2002, he served as our Director of Internal Audit, and from 1998 until 2000, he served as Vice President and Operations Manager of Brown & Brown of Indiana, Inc., one of our subsidiaries. Mr. Freebourn has been employed by us since 1984.

Laurel L. Grammig. Ms. Grammig has been our Vice President, Secretary and General Counsel since 1994 and serves as an executive officer for several of our subsidiaries. Before joining us, Ms. Grammig was a partner of the law firm of Holland & Knight LLP in Tampa, Florida.

Thomas M. Donegan, Jr. Mr. Donegan has been our Vice President, Assistant Secretary and Assistant General Counsel since 2000 and serves as an executive officer for several of our subsidiaries. Before joining us, Mr. Donegan was an associate with the law firm of Smith, Gambrell & Russell, LLP in Atlanta, Georgia.

Board and Board Committee Matters

During 2004, our Board of Directors held four regular meetings and three special telephonic meetings. Each incumbent director serving during 2004 attended at least 75% of the total number of Board meetings, and at least 75% of the total number of meetings of committees of which such Director is a member, held during the period that such Director was a member of the Board. The Board expects, but does not require, all directors and director nominees to attend the Annual Shareholders' Meeting. All members of the Board attended the 2004 Annual Shareholders' Meeting. The Board conducts executive sessions of non-management directors in connection with each regularly scheduled meeting of the Board. The executive sessions are presided over by the Chairman of the Nominating/Corporate Governance Committee, Bradley Currey, Jr. Eight of the 10 members of the Board attended accredited director education programs in 2004 or 2005.

The New York Stock Exchange ("NYSE") has adopted listing standards relating to director independence. In addition to requiring that directors satisfy certain "bright line" standards in order to be deemed "independent," as that term is defined in the listing standards for the NYSE, the NYSE listing standards permit the Board to adopt categorical standards to assist it in affirmatively determining that the Company's directors have no material relationship with the Company that would impair such directors' independence. To date, the Board has not adopted such categorical standards. Rather, the Board has considered and applied the following in reaching each of its independence determinations: (1) the NYSE "bright line" standards; (2) standards set forth in the Company's Corporate Governance Principles; and (3) the relationships of each of the directors, and such directors' immediate family members, as disclosed in this Proxy Statement, to us. The Board has applied the foregoing standards and considerations to each member of the Board and to such Board members' immediate family members, and has affirmatively determined that the following seven of the ten directors have no material relationship with us other than service as a director, and are therefore independent: Samuel P. Bell, III, Hugh M. Brown, Bradley Currey, Jr., Theodore J. Hoepner, David H. Hughes, Jan E. Smith and Chilton D. Varner.

In the case of Mr. Hoepner, Mr. Hughes and Mr. Smith, the Board considered the Company's relationship with SunTrust Banks, Inc. and its subsidiaries ("SunTrust"), and concluded that this relationship is not material based upon the fact that payments made to, and received from, SunTrust total less than 1% of either entity's total consolidated revenues. In the case of Mr. Bell, the Board's determination that the Company's relationship with Pennington, Moore, Wilkinson, Bell & Dunbar, P.A. is not material was based upon the fact that the Company is not and has never been a client of that firm, and the fact that the total amount of fees being reimbursed to a client of that firm for services rendered to that entity in 2005 is $50,000, which is significantly less than 1% of either entity's total revenues. For a more detailed discussion related to these relationships, see "Certain Relationships and Related Transactions" and "Executive Compensation – Compensation Committee Interlocks and Insider Participation."

Our Board of Directors has an Audit Committee, Compensation Committee, and Nominating/Corporate Governance Committee. The charters of each of these Board committees are available in the "Investor Relations" section of our website (www.bbinsurance.com), and are available in print to any shareholder who requests a copy from the Corporate Secretary. The current members of the Audit Committee are Jan E. Smith (Chairman), Hugh M. Brown, Bradley Currey, Jr. and David H. Hughes, each of whom is independent as defined within the listing standards for the NYSE. The duties of the Audit Committee, which held four regular meetings during 2004, are to recommend to the Board of Directors the selection of independent certified public accountants, to meet with our independent certified public accountants to review and discuss the scope and results of the annual audit, and to consider various accounting and auditing matters related to the Company, including our system of internal controls and financial management practices. The Audit Committee includes at least one audit committee financial expert, Bradley Currey, Jr., among its members.

The Compensation Committee currently consists of Samuel P. Bell, III (Chairman), Hugh M. Brown, Bradley Currey, Jr., David H. Hughes, Jan E. Smith and Chilton D. Varner, each of whom is independent, as independence is defined in the listing standards for the NYSE. The Compensation Committee recommends to the Board base salary levels and bonuses for the Chief Executive Officer and the Named Executive Officers, and approves the guidelines used to determine salary levels and bonuses for our other executive officers. See "Executive Compensation - Board Compensation Committee Report on Executive Compensation." The Compensation Committee also reviews and makes recommendations with respect to our existing and proposed compensation plans, and is responsible for administering our 1990 Employee Stock Purchase Plan, the Stock Performance Plan, and the 2000 Incentive Stock Option Plan for Employees. The Compensation Committee held four regular meetings in 2004.

The Nominating/Corporate Governance Committee currently consists of Bradley Currey, Jr. (Chairman), Samuel P. Bell, III, Jan E. Smith and Chilton D. Varner, each of whom is independent, as independence is defined in the listing standards for the NYSE. This Committee's duties include duties associated with corporate governance, as well as the nomination of persons to stand for election to the Board at our Annual Shareholders' Meeting and recommendation of nominees to the Board of Directors to fill vacancies on, or as additions to, the Board. The Nominating/Corporate Governance Committee held four regular meetings in 2004.

The Nominating/Corporate Governance Committee will consider nominations of persons for election as directors that are submitted in writing by shareholders in accordance with our procedures for shareholder proposals. See "Proposals of Shareholders." Such proposals must contain all information with respect to such proposed candidate as required by the SEC's proxy rules, should address the manner in which the proposed candidate meets the criteria described below, and must be accompanied by the consent of such proposed candidate to serve as a director, if elected. The Nominating/Corporate Governance Committee has not established "minimum qualifications" for director nominees, because it is the view of the Committee that the establishment of rigid "minimum qualifications" might preclude the consideration of otherwise desirable candidates for election to the Board. The Nominating/Corporate Governance Committee will consider proposed candidates identified by non-management directors, the Chief Executive Officer and other executive officers, and shareholders, and will evaluate such candidates based on a number of factors, including: (a) the need or desirability of maintaining or expanding the size of the Board; (b) independence; (c) credentials, including, without limitation, business experience, experience within the insurance industry, educational background, financial sophistication, professional training, designations and certifications; (d) interest in, and willingness to serve on, the Board; (e) ability to contribute by way of participation as a member of Board committees; (f) financial expertise and sophistication; (g) basic understanding of the Company's principal operational and financial objectives, plans and strategies, results of operations and financial condition, and relative standing in relation to the Company's competitors; and (h) willingness to commit requisite time and attention to Board service, including preparation for and attendance at regular quarterly meetings, special meetings, Committee meetings and periodic Board "retreats."

The Nominating/Corporate Governance Committee and the Board consider a variety of sources when identifying individuals as potential Board members, including other enterprises with which Board members are or have previously been involved and through which they have become acquainted with qualified candidates. The Company does not pay any third party a fee to assist in the identification or evaluation of candidates, and the Company has not rejected director candidates put forward by a shareholder or group of shareholders who beneficially owned more than five percent of the Company's stock for at least one year prior to the time of the recommendation.

The Nominating/Corporate Governance Committee has nominated those persons named in "Proposal - Election of Directors" below to stand for election to the Board of Directors at the 2005 Annual Shareholders' Meeting. One of these nominees, Chilton D. Varner, was appointed to the Board effective July 1, 2004. Ms. Varner was recommended for consideration for nomination by the Chief Executive Officer and two non-management Board members.

Corporate Governance Principles; Code of Business Conduct and Ethics; Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Board of Directors has adopted Corporate Governance Principles, a Code of Business Conduct and Ethics, and a Code of Ethics for Chief Executive Officer and Senior Financial Officers. The full text of the Corporate Governance Principles, Code of Business Conduct and Ethics, and Code of Ethics for Chief Executive Officer and Senior Financial Officers can be found in the "Investor Relations" section of our website (www.bbinsurance.com) and are available in print to any shareholder who requests a copy from the Corporate Secretary.

Shareholder Communication with Directors

Shareholders may communicate with our Board of Directors, or with specified members or committees of our Board, or with non-management Directors as a group or with the Presiding Director of the non-management Directors, Bradley Currey, Jr., by sending correspondence to our Corporate Secretary at 401 East Jackson Street, Suite 1700, Tampa, Florida 33602, and specifying in such correspondence that the message is for our Board or for one or more of its members or committees. Communications will be relayed to Directors no later than the next regularly scheduled quarterly meeting of the Board and Board committees.

Compensation of Directors

During 2004, Directors who are not employees of ours were paid $7,500 for each Board meeting attended in person, $2,000 for attendance at the annual Board "retreat," $1,500 for each Board meeting attended by telephone, and $1,500 for each committee meeting attended if such meeting occurs other than in conjunction with regularly scheduled quarterly Board meetings. Directors who are members of a special committee of the Board received a fee of $2,500 for special committee meetings attended in person, and $1,500 for special committee meetings attended by phone. In addition, commencing in 2004, the Chairman of the Audit Committee is paid $4,000 in January of each year for services associated with that office. Each of the Directors who is not an employee of ours also receives 500 shares of our common stock each year as additional compensation for such Director's services.

All Directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No Director who is an employee of ours receives separate compensation for services rendered as a Director.

Certain Relationships and Related Transactions

Effective as of January 1, 2001, we acquired all of the insurance agency business-related assets of Riedman Corporation ("Riedman"), based in Rochester, New York. Since January 2001, John R. Riedman, Chairman of Riedman Corporation, has served as one of our directors.

Pursuant to the acquisition agreement with Riedman, we notified Riedman in January 2002 of certain claims we believed we have for indemnification under the acquisition agreement, and of our intent to partially offset those claims against the last payment due by us to Riedman in February 2002. In May 2004, all issues concerning the scope and payment of our asserted claims were resolved, and the approximately $1 million of escrowed funds to which we believed we were entitled was released to us.

Riedman is the landlord under a lease agreement with us, as tenant, with respect to office space in Rochester, New York that was entered into in connection with the transactions referenced in the preceding paragraphs. The lease provides for our payment of annual rent of $300,000 for a term of five years from January 2001.

J. Powell Brown, who is the son of J. Hyatt Brown, is employed by us as a Regional Executive Vice President and received compensation of $663,991 for services rendered to us in 2004. P. Barrett Brown, who is also the son of J. Hyatt Brown, is employed by Brown & Brown of California, Inc., one of our subsidiaries, as the profit center manager for the Orange, California retail office and received compensation of $187,321 for services rendered to that subsidiary in 2004.

Brian Henderson, who is the son of Jim W. Henderson, is employed by Peachtree Special Risk Brokers, LLC, one of our subsidiaries, as Property Broker in Boca Raton, Florida and received compensation of $144,257 for services rendered to that subsidiary in 2004.

Joanne B. Penny, who is the mother of J. Scott Penny, is employed by us as a producer in our Daytona Beach, Florida retail office and received compensation of $185,678 for services rendered in 2004.

Theodore J. Hoepner is the Vice Chairman of SunTrust Bank Holding Company. J. Powell Brown is a member of the Administrative Board of SunTrust Center of SunTrust Bank/Central Florida. J. Hyatt Brown is a director of SunTrust Banks, Inc. We have a $75 million revolving credit facility and a $38.6 million outstanding term loan balance at December 31, 2004 with SunTrust Banks, Inc., an affiliate of SunTrust Bank Holding Company. We expect to continue to use SunTrust Banks, Inc. during 2005 for most of our cash management requirements. Additionally, SunTrust Robinson Humphrey Capital Markets, a division of SunTrust Capital Markets, Inc., the investment banking subsidiary of SunTrust Banks, Inc., provided services to us in 2004 with respect to the private placement of $200 million of unsecured senior notes, and may provide investment banking services to us from time to time. Trusco Capital Management, Inc., a subsidiary of SunTrust Banks, Inc., managed the outstanding balance on the unsecured senior notes referenced above in 2004. Two of our subsidiaries provide insurance-related services to subsidiaries of SunTrust Banks, Inc., and a number of our offices provide services with respect to premium financing to another such subsidiary. For other transactions involving management and us, see "Executive Compensation - Compensation Committee Interlocks and Insider Participation."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers, and persons who own more than 10% of our outstanding shares of common stock, to file reports of ownership and changes in ownership with the SEC. Directors, officers, and 10% shareholders are required by SEC rules to furnish us with copies of all Section 16(a) reports they file.

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations from certain reporting persons that no other reports were required to be filed by those persons, we believe that during 2004, our directors, officers and 10% beneficial owners timely complied with all applicable filing requirements.

EXECUTIVE COMPENSATION

The following table sets forth the compensation received by our Chief Executive Officer, and the four other highest paid executive officers in 2004 (the "Named Executive Officers") for services rendered to us in such capacity for each of the three years, as applicable, in the period ended December 31, 2004:

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation Awards	
		Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Securities Underlying Options(#)(3)	All Other Compensation($)(2)
J. Hyatt Brown	2004	$573,762	$1,038,394	—	—	$ 6,661
Chairman of the Board &	2003	554,485	1,003,279	—	—	8,000
Chief Executive Officer	2002	535,963	850,000	—	—	8,000
Jim W. Henderson	2004	$384,164	$921,624	$ 33,823	—	$ 8,200
President & Chief	2003	371,995	890,474	23,060	100,000	8,000
Operating Officer	2002	358,942	754,416	22,870	—	8,000
Thomas E. Riley	2004	$273,042	$850,000	$ 33,780	—	$ 8,200
Regional President	2003	264,173	787,000	1,765,417	90,381	8,000
	2002	255,239	715,000	22,870	—	8,000
Kenneth D. Kirk	2004	$301,577	$835,000	$ 187,490	—	$ 8,200
Regional Executive Vice	2003	297,801	840,000	22,844	56,700	8,000
President	2002	281,770	608,745	22,654	—	8,000
C. Roy Bridges	2004	$295,757	$660,000	$ 28,589	—	$ 8,200
Regional Executive Vice	2003	286,430	612,765	3,616,388	63,008	8,000
President	2002	276,803	483,577	19,290	—	8,000

_____

(1) These dollar amounts reflect cash dividends paid to officer-grantees on granted performance stock shares that have met the first condition for vesting pursuant to our Stock Performance Plan and, in the case of Mr. Kirk in 2004, and Messrs. Riley and Bridges in 2003, also include the exercise of non-qualified incentive stock options vested pursuant to our Incentive Stock Option Plan.   For a description of the number of options granted, the number of options exercised, and the value of such options at December 31, 2004, see "Executive Compensation – Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values," below.

(2) Amounts shown represent our 401(k) plan profit sharing and matching contributions.

(3) Amounts shown represent the number of shares underlying options granted in 2003.

Option Grants in 2004

No stock options were granted to the Named Executive Officers in 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The closing market price of our stock underlying the stock options granted under our 2000 Incentive Stock Option Plan for Employees was $43.55 per share as of December 31, 2004. The resulting difference between the year-end market price and the adjusted exercise price per share of $9.67 for options granted in 2000 is $33.88 per share, and the adjusted exercise price per share of $31.56 for options granted in 2003 is $11.99 (per share exercise prices are adjusted to reflect the two-for-one common stock splits that become effective November 21, 2001 and August 23, 2000, respectively). Therefore, the values at fiscal year-end of unexercised "in-the-money" options granted to the Named Executed Officers are as set forth in the table below:

	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT DECEMBER 31, 2004(#)		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT DECEMBER 31, 2004($)	
NAME	EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
J. Hyatt Brown.............	—	—	$ —	$ —
Jim W. Henderson	218,436	120,680	7,400,612	1,899,638
Kenneth D. Kirk	10,340	77,380	350,319	1,380,471
Thomas E. Riley	31,020	111,061	1,050,958	1,784,307
C. Roy Bridges	10,340	83,688	350,319	1,456,104

Long-Term Incentive Plans - Awards in Last Fiscal Year

No shares of stock under our Stock Performance Plan were granted to the Named Executive Officers in 2004.

Equity Compensation Plans

The following table provides information about the Company's stock that may be issued under the Company's equity compensation plans as of December 31, 2004:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
Incentive Stock Option Plan	1,036,514	$21.13 per share	774,998
Stock Performance Plan..................	— (1)	— (1)	4,072,479
Employee Stock Purchase Plan	— (2)	— (2)	3,060,366
Equity compensation plans not approved by security holders:	N/A	N/A	N/A
None			
Total...	1,036,514	$21.13 per share	7,907,843

(1) Under the Company's Stock Performance Plan, grants of Company stock are made which vest upon the grantee's completion of 15 years of continuous service for the Company following the date of grant, or, if earlier, attainment of age 64, death or disability, subject to the satisfaction of other conditions specified by the Compensation Committee of the Board of Directors. No exercise of outstanding options, warrants or rights occurs at the time that granted shares ultimately vest. As of December 31, 2004, a total of 3,127,521 shares had been granted under this plan.

(2) The Company's Employee Stock Purchase Plan enables full-time employees to purchase shares of the Company's stock during the twelve calendar months of each plan year at a price that is 85% of the lesser of the fair market value of the shares as of specified dates on or near (a) the beginning and (b) the end of the plan year.

Employment and Deferred Compensation Agreements

Effective July 29, 1999, J. Hyatt Brown entered into an Employment Agreement that superseded Mr. Brown's prior agreement with us. The agreement provides that Mr. Brown will serve as Chairman of the Board and Chief Executive Officer. The agreement also provides that upon termination of employment, Mr. Brown will not directly or indirectly solicit any of our clients or employees for a period of three years.

The agreement requires us to make a payment to an escrow account upon a Change of Control (as defined in the agreement). If, within three years after the date of such Change of Control, Mr. Brown is terminated or he resigns as a result of certain Adverse Consequences (as defined in the agreement), the amount in the escrow account will be released to Mr. Brown. The amount of the payment will be equal to two times the following amount: three times the sum of Mr. Brown's annual base salary and most recent annual bonus, multiplied by a factor of one plus the percentage representing the percentage increase, if any, in the price of our common stock between the date of the agreement and the close of business on the first business day following the date the public announcement of the Change of Control is made. Mr. Brown will also be entitled to receive all benefits he enjoyed prior to the Change of Control for a period of three years after the date of termination of his employment.

As defined in the agreement, a "Change of Control" includes the acquisition by certain parties of 30% or more of our outstanding voting securities, certain changes in the composition of the Board of Directors that are not approved by the incumbent Board, and the approval by our shareholders of a plan of liquidation, certain mergers or reorganizations, or the sale of substantially all of our assets. The "Adverse Consequences" described above generally involve our breach of the agreement, a change in the terms of Mr. Brown's employment, a reduction in our dividend policy, or a diminution in Mr. Brown's role or responsibilities.

We entered into the agreement with Mr. Brown after determining that it was in our best interests and our shareholders' best interests to retain his services in the event of a threat or occurrence of a Change of Control and thereafter, without alteration or diminution of his continuing leadership role in determining and implementing our strategic objectives. We also recognized that, unlike our other key personnel who participate in our Stock Performance Plan, Mr. Brown does not participate in that plan and would not enjoy the benefit of the immediate vesting of stock interests granted pursuant to that plan in the event of a Change of Control. Brown & Brown or Mr. Brown may terminate his employment at any time with 30 days' notice.

Jim W. Henderson, C. Roy Bridges, J. Powell Brown, Linda S. Downs, Robert F. Iocco, Kenneth D. Kirk, Charles H. Lydecker, J. Scott Penny, Thomas E. Riley, Cory T. Walker, Richard A. Freebourn, Laurel L. Grammig and Thomas M. Donegan, Jr. have each entered into standard employment agreements with us. These agreements may be terminated by either party (in the case of Ms. Downs and Messrs. Henderson and Kirk, upon 30 days' advance written notice). Compensation under these agreements is at amounts agreed upon between us and the employee from time to time. Additionally, for a period of two years following the termination of employment (three years in the case of Ms. Downs and Messrs. Henderson, Powell Brown, Kirk, and Riley), these agreements prohibit the employee from directly or indirectly soliciting or servicing our clients, or soliciting our employees to leave employment with us.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during 2004 were Samuel P. Bell, III (Chairman), Hugh M. Brown, Bradley Currey, Jr., David H. Hughes, Jan E. Smith and Chilton D. Varner.

Samuel P. Bell, III is a partner in the law firm of Pennington, Moore, Wilkinson, Bell & Dunbar, P.A. and served as Of Counsel to the law firm of Cobb, Cole & Bell (now Cobb & Cole, P.A.) until August 2002. In 2005, we agreed to reimburse fees and costs of up to $50,000 to the law firm of Pennington, Moore, Wilkinson, Bell & Dunbar, P.A. for services performed on behalf of one of our business partners with respect to a matter that we expect will be concluded in 2005.

David H. Hughes is a director of SunTrust Banks, Inc. Jan E. Smith is a director of SunTrust Bank/Gulf Coast and Hugh M. Brown is a director of SunTrust Bank of Orlando. We have a $75 million revolving credit facility and a $38.6 million outstanding term loan balance at December 31, 2004 with SunTrust Banks, Inc., an affiliate of SunTrust Bank Holding Company. We expect to continue to use SunTrust Banks, Inc. during 2005 for most of our cash management requirements. Additionally, SunTrust Robinson Humphrey Capital Markets, a division of SunTrust Capital Markets, Inc., the investment banking subsidiary of SunTrust Banks, Inc., provided services to us in 2004 with respect to the private placement of $200 million of unsecured senior notes, and may provide investment banking services to us from time to time. Trusco Capital Management, Inc., a subsidiary of SunTrust Banks, Inc., managed the outstanding balance on the unsecured senior notes referenced above in 2004. Two of our subsidiaries provide insurance-related services to subsidiaries of SunTrust Banks, Inc., and a number of of our offices provide services with respect to premium financing to another such subsidiary. For other transactions involving management and us, see "Certain Relationships and Related Transactions."

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this Proxy Statement, in whole or in part, the following Board Compensation Committee Report on Executive Compensation and the Performance Graph shall not be incorporated by reference into any such filings.

Board Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors (the "Compensation Committee" or the "Committee") administers the Company's executive compensation program and establishes the salaries of the Company's executive officers. The Compensation Committee consists of independent, non-employee Directors, who are appointed by the Board of Directors.

The Company's overall compensation philosophy is as follows:

- Attract and retain high-quality people, which is crucial to both the short-term and long-term success of the Company;

- Reinforce strategic performance objectives through the use of incentive compensation programs; and

- Create a mutuality of interest between the executive officers and shareholders through compensation structures that share the rewards and risks of strategic decision-making.

Base Compensation. Salary levels for officers other than the Chief Executive Officer were recommended by the Chief Executive Officer, and reviewed and approved by the Compensation Committee during the first quarter based upon the qualitative performance of each officer during the previous year and guidelines approved by the Compensation Committee. If an officer has had no change in duties, the percentage of annual salary increases for such officer generally is expected to be approximately 3-5% of the officer's base salary. Exceptional performance or a change in the officer's responsibilities may merit a larger increase.

Annual Bonuses. The bonuses for the executive officers are recommended by the Chief Executive Officer and reviewed and approved by the Compensation Committee based primarily on objective criteria, such as the earnings growth of the Company as a whole, as well as a subjective analysis of the officer's duties and performance.

Bonuses for managers of the Company's Retail Division profit centers are established by the profit center manager from a bonus pool allocated to that manager's profit center through a pre-determined formula. For 2004, in each Retail Division profit center, the aggregate annual bonuses to be allocated among the employees of that profit center ranged from 0% to 8% of that profit center's operating profit before interest, amortization and profit center bonus. The highest bonus percentage level is not met until the profit center's operating profit percentage is equal to or greater than 28%. Other divisions of the Company have similar objective measures of bonus potential based on achievement of targeted operating profit goals.

Long-Term Compensation. The Committee may also grant shares of performance stock to officers and other key employees based upon salary levels, sales production levels and performance evaluations. Grants of performance stock were made in 2004 to certain executive and non-executive employees of the Company other than the Named Executive Officers. In addition, the Committee may grant stock options to officers and other key employees. No stock options were granted in 2004. See "Executive Compensation - Long-Term Incentive Plans - Awards in Last Fiscal Year."

CEO Compensation. With respect to the salary and bonus of J. Hyatt Brown, the Chairman and Chief Executive Officer of the Company, the Compensation Committee annually sets these amounts by reference to the general operating performance of the Company. The performance criteria most closely examined by the Committee are improvements in the Company's earnings per share and net income, as well as the continuing growth of the Company's business. The Committee also considers the annual Board evaluations of the performance of the Chief Executive Officer, and the salary levels of chief executive officers in companies competitive with the Company and makes adjustments believed appropriate based upon the differences in size of the peer companies as compared with the Company. The Committee reports the salary and bonus amounts recommended for the Chief Executive Officer to the full Board of Directors and responds to questions, if any. At that time, the Board may change salary levels or bonus amounts.

The $1,038,394 bonus recommended by the Compensation Committee and approved by the Board (excluding Mr. Brown) reflects the increase of more than 16% in the Company's earnings per share over 2003.

Policy on Tax Deductibility. The Committee considers the anticipated tax treatment to the Company in its review and establishment of compensation programs and payments, including the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the Chief Executive Officer and the Named Executive Officers, other than compensation that is performance-based under a plan that is approved by the shareholders and that meets certain other technical requirements. The deductibility of compensation payments can depend upon numerous factors, including the nature of the payment and the time that income is recognized under various awards. Interpretations of, and changes in, applicable tax laws and regulations as well as other factors beyond the control of the Committee also can affect deductibility of compensation. Our general policy is to preserve the tax deductibility of compensation paid to our Chief Executive Officer and the Named Executive Officers. The Committee will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with its compensation policies and as determined to be in the best interests of the Company and its shareholders.


COMPENSATION COMMITTEE

Samuel P. Bell, III (Chairman)
Hugh M. Brown
Bradley Currey, Jr.
David H. Hughes
Jan E. Smith
Chilton D. Varner


Report of the Audit Committee

The Audit Committee of the Board of Directors operates pursuant to an Audit Committee Charter adopted by the Company's Board of Directors on June 14, 2000, as amended effective January 21, 2004. A copy of the Audit Committee Charter is posted on the Company's website (www.bbinsurance.com).

Each member of the Audit Committee qualifies as "independent" (as that term is defined in Sections 303.01(B)(2)(a) and (3) of the listing standards of the NYSE, as currently in effect.

With respect to the fiscal year ended December 31, 2004, the Audit Committee:

(1)   has reviewed and discussed the Company's audited financial statements with management and the independent auditor;

(2)   has discussed with the independent auditor of the Company the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect; and

(3)   has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed with the independent auditors the independent auditors' independence.

It is not the duty or responsibility of the Audit Committee to conduct auditing or accounting reviews or procedures. In performing its oversight responsibility, members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Audit Committee's considerations and discussions do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted accounting standards or that the financial statements are presented in accordance with generally accepted accounting principles.

Based on the review and discussions with management and the independent auditors referenced above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, for filing with the Securities and Exchange Commission.

> AUDIT COMMITTEE
>
> Jan E. Smith (Chairman)
> Hugh M. Brown
> Bradley Currey, Jr.
> David H. Hughes

INFORMATION CONCERNING INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee has selected Deloitte & Touche LLP to audit the Company's consolidated financial statements for the fiscal year ended December 31, 2005. Representatives of Deloitte & Touche LLP, our independent public auditors, are expected to be present at the Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions posed by shareholders.

We incurred the following fees for services performed by Deloitte & Touche LLP for fiscal years 2003 and 2004:

AUDIT AND NON-AUDIT FEES

Audit Fees

The aggregate fees billed to us by Deloitte & Touche LLP for professional audit services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2004 and 2003, and the review of financial statements included in our Form 10-Qs for these fiscal years, were $895,318 and $213,409, respectively.   The total for 2004 included the audit of our internal accounting controls.

Audit-Related Fees

The aggregate fees billed to us by Deloitte & Touche LLP for the fiscal years ended December 31, 2004 and 2003 for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and are not reported above under the caption "Audit Fees," totaled $10,538 and $11,862, respectively. For 2004, the fees in this category consisted of performance of an audit and registration statement filing relating to our 401(k) benefit plan. For 2003, the fees in this category consisted of audit-related fees for the performance of audits and attestation services not required by statute or regulations, audits of our benefit plans, registration statement filings related to our benefit plans, due diligence related to mergers and acquisitions, and accounting consultations regarding the application of accounting principles generally accepted in the United States of America ("GAAP") to proposed transactions.

Tax Fees

For 2004, aggregate fees of $15,750 were billed to us by Deloitte & Touche LLP for the review of our consolidated federal income tax return and certain state income tax returns for the year ended December 31, 2003. No fees in this category were billed to us by Deloitte & Touche LLP for the fiscal years ended December 31, 2003.

All Other Fees

No fees in this category were billed to us by Deloitte & Touche LLP for the fiscal years ended December 31, 2004 and 2003.

Our Audit Committee has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of Deloitte & Touche LLP.

Audit Committee Policy for Pre-Approval of Independent Auditor Services

Our Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor pursuant to the Audit Committee's pre-approval policies and procedures in order to assure that the provision of such services does not impair the auditor's independence. The Audit Committee requires that any proposed engagement of the independent auditor to perform services in addition to those approved in connection with the annual engagement letter entered into with the independent auditor must be considered and approved in advance by the Audit Committee, except that the Audit Committee has authorized management to engage the independent auditor to perform services which, in management's judgment, the independent auditor is best qualified to perform, so long as any such engagements (a) do not involve services identified by the SEC as prohibited non-audit services; (b) involve no more than $50,000 in the aggregate on an annual basis; and (c) are subject to ratification by the Audit Committee following full disclosure of the nature and extent of the engagement at its next regularly scheduled quarterly meeting. Any proposed services exceeding the referenced pre-approved cost level require specific pre-approval by the Audit Committee. During fiscal year 2004, all services were pre-approved by the Audit Committee in accordance with this policy.

PERFORMANCE GRAPH

The following graph is a comparison of five-year cumulative total stockholder returns for our common stock as compared with the cumulative total stockholder return for the Standard & Poor's 500 Index, and a group of peer insurance broker and agency companies (Aon Corporation, Arthur J. Gallagher & Co., Hilb, Rogal and Hobbs Company, and Marsh & McLennan Companies, Inc.) The returns of each company have been weighted according to such companies' respective stock market capitalizations as of December 31, 1999 for the purposes of arriving at a peer group average. The total return calculations are based upon an assumed $100 investment on December 31, 1999, with all dividends reinvested.



	1999	2000	2001	2002	2003	2004
Brown & Brown, Inc.	100.00	184.12	288.12	342.64	348.25	465.58
S&P 500 Index	100.00	89.86	78.14	59.88	75.68	82.49
Peer Group of Insurance Agents and Brokers	100.00	116.97	114.39	94.47	102.77	84.33
% Change - BRO		84.12%	56.49%	18.93%	1.64%	33.69%
% Change - S&P		-10.14%	-13.04%	-23.37%	26.38%	8.99%
% Change - Peer		16.97%	-2.21%	-17.41%	8.78%	-17.94%

We caution that the stock price performance shown in the graph should not be considered indicative of potential future stock price performance.

PROPOSAL 1 - ELECTION OF DIRECTORS

The ten nominees for election as directors at the Meeting are J. Hyatt Brown, Samuel P. Bell, III, Hugh M. Brown, Bradley Currey, Jr., Jim W. Henderson, Theodore J. Hoepner, David H. Hughes, John R. Riedman, Jan E. Smith and Chilton D. Varner. Information concerning each of the nominees is set forth under the caption "Management - Directors and Executive Officers." All nominees are now members of the Board of Directors. Nomination of all nominees is for a one-year term until the next Annual Meeting of Shareholders.

Approval of the election of directors will require a plurality of the votes cast at the Meeting, provided a quorum is present. Unless otherwise indicated, votes will be cast pursuant to the accompanying proxy FOR the election of these nominees. Should any nominee become unable or unwilling to accept nomination or election for any reason, it is expected that the resulting vacancy will not immediately be filled. All nominees have consented to being named in the proxy statement and to serve if elected. If any nominee for election as a director shall become unable to serve as a director, then proxies will be voted for such substitute nominee as the Nominating/Corporate Governance Committee of the Board of Directors may nominate.

PROPOSAL 2 - AMENDMENT TO STOCK PERFORMANCE PLAN

General

On March 17, 2005, the Company's Board of Directors amended the Company's Stock Performance Plan (the "Performance Plan") and approved submission of the amendment to the shareholders for their approval. The amendment to the Performance Plan will not be effective absent shareholder approval. The Performance Plan was initially adopted by the Board of Directors in 1995 and approved by the shareholders in 1996. The amendment to the Performance Plan extends the term of the Plan for ten years, until the twentieth anniversary of the effective date of the Performance Plan. The amendment also modifies the Performance Plan to provide that awards granted under the Performance Plan generally will not be subject to the tax deduction limits of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Code"). Code Section 162(m) prevents a publicly-held corporation from claiming tax deductions for annual compensation in excess of $1,000,000 to certain of its senior executives. The executives subject to the deduction limitations of Code Section 162(m) include any individual who, as of the last day of a publicly-held corporation's taxable year, is the corporation's chief executive officer or is one of the four most highly compensated officers other than the chief executive officer. Compensation is exempt from this limitation if it is "qualified performance-based compensation."

Shareholder approval of the material terms of the Performance Plan, as amended, is required in order to achieve application of the "qualified performance-based compensation" exemption to the Code Section 162(m) deduction limitations. Shareholder approval of this proposal will permit the Company to receive tax deductions for the full amount of performance-based compensation paid to key employees in the form of Performance Stock awards under the Performance Plan. The material terms that must be approved include: (1) the employees eligible to receive the performance-based compensation; (2) the objectives under which the performance-based compensation will be determined; and (3) the maximum amount of performance-based compensation that can be paid to any key employee in a calendar year.

A copy of the Performance Plan may be obtained upon written request to the Company's Corporate Secretary at 401 East Jackson Street, Suite 1700, Tampa, Florida 33602.

Plan Description

The following summary describes briefly the principal features of the Performance Plan as proposed to be amended, including the material terms of the performance-based compensation that shareholders are being asked to approve. The purpose of the Performance Plan is to attract and retain key employees, provide an incentive for key employees to achieve long-range performance goals, and enable such employees to share in the successful performance of the Company's common stock, as measured against pre-established performance goals.

The Performance Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). Any full-time salaried employee of the Company is eligible to receive a grant of shares of the Company's common stock under the Performance Plan ("Performance Stock"). Although the Performance Plan does not restrict participation to any class of employees, the Company expects that participation will be limited to a select group of Company leaders (including non-executive officers) deemed by the Committee to be key to the successful operation of the Company. As of March 1, 2005, the Company had approximately 4,400 full-time equivalent employees, all of whom were eligible to participate in the Performance Plan. By virtue of their leadership positions with the Company, each of the Company's current executive officers except J. Hyatt Brown participates in the Performance Plan, and the Company's executive officers will likely participate in any future grants of Performance Stock.

An employee's interest in the shares of Performance Stock granted to him or her will become fully vested and nonforfeitable upon such employee's completion of 15 years of continuous service for the Company following the date of the grant, provided any other conditions specified by the Committee have been satisfied. If such employee's employment terminates before the end of such fifteen-year period, the employee's interest in the granted shares will be forfeited unless (i) the employee has attained age 64, (ii) the employee's employment with the Company terminates as a result of his or her death or disability, or (iii) the Committee, in its sole and absolute discretion, waives the conditions of the grant of Performance Stock. If a grant is made to an employee after the employee attains age 64 but before his or her employment with the Company terminates, the employee's interest in the granted shares will become fully vested and nonforfeitable upon retirement after satisfaction of any additional conditions placed on the grant.

The Committee shall make a grant of Performance Stock to key employees effective only upon the satisfaction of one or more objective performance targets. The Committee shall determine the performance targets which will be applied with respect to each grant of Performance Stock at the time of grant, but in no event later than 90 days after the beginning of the period of service to which the performance targets relate. The performance criteria applicable to Performance Stock awards will be one or more of the following: (1) stock price; (2) average annual growth in earnings per share; (3) increase in shareholder value; (4) earnings per share; (5) net income; (6) return on assets; (7) return on shareholders' equity; (8) increase in cash flow; (9) operating profit or operating margins; (10) revenue growth of the Company; and (11) operating expenses. Each performance target applicable to a Performance Stock award and the deadline for satisfying each such target shall be stated in the Performance Stock agreement between the Company and the employee. The Committee must certify in writing that each such target has been satisfied before the Performance Stock award becomes effective. Subject to adjustment by the Board to reflect a change in the capitalization of the Company, such as a stock dividend or stock split, no more than 20,000 shares of Performance Stock may be granted to a key employee in any calendar year.

If a cash dividend is declared on a share of Performance Stock after the date that any stock performance, employment or other condition attached to the grant has been satisfied (the "Condition Satisfaction Date"), but before the employee's interest in the Performance Stock is forfeited or becomes fully vested and nonforfeitable, the Company will pay the cash dividend directly to the employee. If a stock dividend is declared on a share of Performance Stock after the Condition Satisfaction Date, but before the employee's interest in the Performance Stock is forfeited or becomes fully vested and nonforfeitable, the stock dividend will be treated as part of the grant of the related Performance Stock, and the employee's interest in such stock dividend will be forfeited or become nonforfeitable at the same time as the Performance Stock with respect to which the stock dividend was paid is forfeited or becomes nonforfeitable. An employee will be allowed to exercise voting rights with respect to a share of Performance Stock after the Condition Satisfaction Date, but before the employee's interest in the Performance Stock is forfeited or becomes fully vested and nonforfeitable.

Shares of stock granted to an employee will cease to be Performance Stock at such time as the employee's interest in such shares becomes fully vested and nonforfeitable under the Performance Plan, and the certificate representing such shares will be transferred to such employee as soon as practicable thereafter. Shares subject to the Performance Plan will be reserved to the extent the Company deems appropriate from authorized but unissued shares of common stock and from issued shares of common stock that have been reacquired by the Company. Furthermore, any shares of Performance Stock that are forfeited by employees under the Performance Plan shall again become available for issuance under the Performance Plan.

If the Company agrees to sell all or substantially all of its assets or agrees to any merger, reorganization, or other corporate transaction in which its common stock is converted into another security or into the right to receive securities or property, and such agreement does not provide for the assumption or substitution of shares of Performance Stock granted under the Performance Plan, all such shares of Performance Stock will become fully vested and nonforfeitable. In the event of a Change in Control (as defined below), the Board of Directors has the right to take such action with respect to any shares of Performance Stock as the Board deems appropriate under the circumstances. Furthermore, the Board of Directors has the right to take different action with respect to different employees or different groups of employees as the Board deems appropriate under the circumstances. The term "Change in Control" means (i) the acquisition of the power to direct, or cause the direction of, the management and policies of the Company by a person or entity not previously possessing such power, acting alone or in conjunction with others, whether through ownership of stock, by contract or otherwise, or (ii) the acquisition, directly or indirectly, of the power to vote 20% or more of the Company's outstanding common stock by a person, entity or group. Notwithstanding the foregoing, all shares of Performance Stock will become fully vested and nonforfeitable in the event of (a) any tender or exchange offer for the Company's common stock accepted by a majority of the shareholders of the Company, or (b) the death of J. Hyatt Brown, the Company's Chairman and Chief Executive Officer, and the subsequent sale by his estate, his wife, his lineal descendants, any entity directly or indirectly controlled by him, any trust created for his benefit during his lifetime, or any combination of the foregoing of the shares beneficially owned by Mr. Brown prior to his death.

The Performance Plan may be amended by the Board of Directors from time to time to the extent the Board deems necessary or appropriate, except that no amendment to the Performance Plan may be made without the approval of the shareholders of the Company if the effect of the amendment would be (i) to increase the number of shares of stock reserved for issuance under the Performance Plan, (ii) to change the class of employees eligible for grants of Performance Stock or to otherwise materially modify the requirements as to eligibility for participation in the Performance Plan, or (iii) to modify the material terms of the Performance Plan that must be approved by shareholders of the Company under the rules relating to the qualified performance-based compensation exemption from the limit on tax deductibility of compensation under Code Section 162(m).

The Board of Directors may suspend the granting of Performance Stock under the Performance Plan at any time and may terminate the Performance Plan at any time, except that the Board may not modify, amend or cancel any shares of Performance Stock granted before such suspension or termination unless (i) the employee to whom the Performance Stock has been granted consents in writing to such modification, amendment or cancellation, (ii) a dissolution or liquidation of the Company has occurred, (iii) the amendment is made to reflect an equitable adjustment for a change in the Company's capitalization (such as a stock split or stock dividend), or (iv) the Company has engaged in a merger, reorganization, sale of substantially all its assets, or similar transaction, in which case the shares will either vest immediately or appropriate provisions will be made for the assumption or substitution of shares of Performance Stock.

No shares of Performance Stock may be granted under the Performance Plan on or after the earlier of the following dates: (i) the twentieth anniversary of the effective date of the Performance Plan, in which event the Performance Plan will otherwise continue in effect until all Performance Stock theretofore granted under the Performance Plan has been forfeited or the conditions for nonforfeitability of all Performance Stock granted under the Performance Plan have been completely satisfied; or (ii) the date on which all of the shares of stock reserved for issuance under the Performance Plan have, as a result of the satisfaction of the conditions for nonforfeitability of Performance Stock theretofore granted under the Performance Plan, been issued or no longer are available for use under the Performance Plan, in which event the Performance Plan also will terminate on such date.

Because the employees chosen to participate in the Performance Plan, the number of shares to be issued to such employees, and the conditions applicable to such grants are within the sole and absolute discretion of the Committee, the actual benefit or amounts that may be received by or allocated to Company employees under the Performance Plan cannot be determined. Therefore, it would not be meaningful to include information as to the amount or value of shares that would be distributable to all employees, or to groups of employees, or to any particular employee.

Board Recommendation

The Board of Directors believes that the Performance Plan serves a salutary purpose. The amendment to the Performance Plan will be approved if the votes cast by holders of shares represented at the Meeting and entitled to vote favoring approval of the amendment exceed the votes cast opposing approval of the amendment. The Board of Directors unanimously approved the amendment to the Performance Plan and recommends a vote FOR the proposal to amend the Performance Plan.


PROPOSALS OF SHAREHOLDERS


Proposals of shareholders intended to be presented at the 2006 Annual Meeting of Shareholders must be received by us no later than November 24, 2005 to be included in our proxy statement and form of proxy related to that meeting. In addition, the proxy solicited by the Board of Directors for the 2006 Annual Meeting of Shareholders will confer discretionary authority to vote on any shareholder proposal presented at that Meeting, unless we are provided with written notice of such proposal by February 8, 2006. All shareholders' proposals should be sent to our Corporate Secretary at 401 East Jackson Street, Suite 1700, Tampa, Florida 33602.

OTHER MATTERS

Our 2004 Annual Report to Shareholders accompanies this Proxy Statement. We will provide to any shareholder, upon the written request of such person, a copy of our Annual Report on Form 10-K, including the financial statements and the schedules thereto, for its fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission pursuant to Rule 13a-1 under the Securities Exchange Act of 1934. Any such request should be directed to Brown & Brown, Inc., 401 East Jackson Street, Suite 1700, Tampa, Florida 33602, Attention: Corporate Secretary. No charge will be made for copies of such Annual Report; however, a reasonable charge will be made for copies of the exhibits.

Only one copy of this Proxy Statement, and the accompanying Annual Report, is being delivered to shareholders who share an address, unless we have received contrary instructions from one or more of such shareholders. We will promptly deliver a separate copy of this Proxy Statement and the accompanying Annual Report to any shareholder at a shared address to which a single copy of these documents has been delivered upon our receipt of a written or oral request from that shareholder directed to the address shown above, or to us at 813-222-4182. Any shareholder sharing a single copy of the Proxy Statement and Annual Report who wishes to receive a separate mailing of these materials in the future, or any shareholders sharing an address and receiving multiple copies of these materials who wish to share a single copy of these documents in the future should also notify us at the address shown above.

The material referred to in this Proxy Statement under the captions "Performance Graph," "Board Compensation Committee Report on Executive Compensation," and "Report of the Audit Committee" shall not be deemed soliciting material or otherwise deemed filed, and shall not be deemed to be incorporated by any general statement of incorporation by reference in any filings made under the Securities Act of 1933 or the Securities Exchange Act of 1934.

By Order of the Board of Directors



Laurel L. Grammig
Secretary

Tampa, Florida
March 24, 2005

APPENDIX TO SCHEDULE 14A

BROWN & BROWN, INC.
STOCK PERFORMANCE PLAN
(as amended through March 17, 2005 (March 17 amendment subject to shareholder approval))

Brown & Brown, Inc., a corporation organized under the laws of the State of Florida, establishes this Stock Performance Plan for the purposes of attracting and retaining Key Employees, providing an incentive for Key Employees to achieve long-range performance goals, and enabling Key Employees to share in the successful performance of the stock of Brown & Brown, Inc., as measured against pre-established performance goals.

ARTICLE I - DEFINITIONS

1.01 **Award Effective Date** means, with respect to each share of Performance Stock, the date on which the award of the share of Performance Stock to a Key Employee is effective. An award of Performance Stock shall be effective (i) as of the date set by the Committee when the award is made or, (ii) if the award is made subject to one, or more than one, condition under Section 6.02 of this Plan, as of the date the Committee in its sole and absolute discretion determines that such condition or conditions have been satisfied.

1.02 **Board** means the Board of Directors of Brown & Brown, Inc.

1.03 **Change in Control** means (i) the acquisition of the power to direct, or cause the direction of, the management and policies of the Company by a person not previously possessing such power, acting alone or in conjunction with others, whether through ownership of Stock, by contract or otherwise, or (ii) the acquisition, directly or indirectly, of the power to vote twenty percent or more of the outstanding Stock by a person or persons. For purposes of this Section 1.03, the term "person" means a natural person, corporation, partnership, joint venture, trust, government or instrumentality of a government. Also for purposes of this Section 1.03, customary agreements with or among underwriters and selling group members with respect to a bona fide public offering of Stock shall be disregarded.

1.04 **Code** means the Internal Revenue Code of 1986, as amended.

1.05 **Committee** means the Compensation Committee of the Board or, if the Compensation Committee at any time has less than three members, a committee that shall have at least three members, each of whom shall be appointed by and shall serve at the pleasure of the Board.

1.06 **Company** means Brown & Brown, Inc., a corporation organized under the laws of the State of Florida.

1.07 **Disability** means a physical or mental condition of a Key Employee resulting from bodily injury, disease or mental disorder that renders him or her incapable of engaging in any occupation or employment for wage or profit. Disability does not include any physical or mental condition resulting from the Key Employee's engagement in a felonious act, self-infliction of an injury, or performance of military service. Disability of a Key Employee shall be determined by a licensed physician selected by the Committee in its sole and absolute discretion.

1.08 **Key Employee** means a full time, salaried employee of the Company who, in the judgment of the Committee acting in its sole and absolute discretion, is a key to the successful operation of the Company.

1.09 **Performance Stock** means Stock awarded to a Key Employee under this Plan.

1.10 **Performance Stock Agreement** means the written agreement between the Company and a Key Employee to whom an award of Performance Stock is made under this Plan.

1.11 **Plan** means this Brown & Brown, Inc. Stock Performance Plan.

1.12 **Stock** means the common stock, $0.10 par value, of the Company.

1.13 **Year of Vesting Service** means, with respect to each share of Performance Stock, a twelve consecutive month period measured from the grant date of the Performance Stock and each successive twelve consecutive month period measured from each anniversary of such grant date for that share of Performance Stock.

ARTICLE II - ELIGIBILITY

Only Key Employees shall be eligible to receive awards of Performance Stock under this Plan. The Committee, in its sole and absolute discretion, shall determine the Key Employees to whom Performance Stock shall be awarded. A member of the Committee is not eligible to receive grants of Performance Stock during the period he or she serves on the Committee.

ARTICLE III - STOCK AVAILABLE FOR AWARDS

The Company shall reserve 7,200,000 shares of Stock for use under this Plan. All such shares of Stock shall be reserved to the extent that the Company deems appropriate from authorized but unissued shares of Stock and from shares of Stock that have been reacquired by the Company. Furthermore, any shares of Performance Stock that are forfeited under Section 6.03 of this Plan shall again become available for use under this Plan.

ARTICLE IV - EFFECTIVE DATE

This Plan shall be effective on the date it is adopted by the Board, subject to the approval of the shareholders of the Company within twelve months after the date of adoption of this Plan by the Board. Any Performance Stock awarded under this Plan before the date of such shareholder approval shall be awarded expressly subject to such approval.

ARTICLE V - ADMINISTRATION

This Plan shall be administered by the Committee. The Committee, acting in its sole and absolute discretion, shall exercise such powers and take such action as expressly called for under this Plan. Furthermore, the Committee shall have the power to interpret this Plan and to take such other action in the administration and operation of this Plan as the Committee deems equitable under the circumstances, which action shall be binding on the Company with respect to each affected Key Employee and each other person directly or indirectly affected by such action. Nothing in this Article V shall affect or impair the Board's power to take the actions reserved to it in this Plan.

ARTICLE VI - PERFORMANCE STOCK AWARDS

6.01   **Committee Action**.   The Committee shall have the right to award shares of Performance Stock to Key Employees under this Plan. Each award of Performance Stock shall be evidenced by a Performance Stock Agreement, and each Performance Stock Agreement shall set forth the conditions, under which the award will be effective and the conditions under which the Key Employee's interest in the Performance Stock shall become fully vested and nonforfeitable.

6.02   **Conditions for Awards**.   The Committee shall make the award of Performance Stock to Key Employees effective only upon the satisfaction of one, or more than one, objective performance targets. The Committee shall determine the performance targets which will be applied with respect to each grant of Performance Stock at the time of award, but in no event later than ninety (90) days after the commencement of the period of service to which the performance targets relate. The performance criteria applicable to Performance Stock awards will be one or more of the following criteria:

(1)   Stock price;
(2)   average annual growth in earnings per share;
(3)   increase in shareholder value;
(4)   earnings per share;
(5)   net income;
(6)   return on assets;

(7)   return on shareholders' equity;

(8)   increase in cash flow;

(9)   operating profit or operating margins;

(10)   revenue growth of the Company; and

(11)   operating expenses.

The related Performance Stock Agreement shall set forth each such target and the deadline for satisfying each such target. The Committee must certify in writing that each such target has been satisfied before the award of Performance Stock becomes effective. The shares of Stock underlying an award of Performance Stock shall be unavailable under Article III of this Plan as of the date on which such award is made. If an award of Performance Stock fails to become effective under Section 6.01 of this Plan, the underlying shares of Stock subject to such award shall be treated under Article III of this Plan as forfeited and shall again become available under Article III of this Plan as of the date of such failure to become effective. No more than 20,000 shares of Performance Stock may be granted to a Key Employee in any calendar year.

6.03   **Conditions for Nonforfeitability of Performance Stock**. Subject to the provisions of Article IX of this Plan, a Key Employee's interest in the shares of Performance Stock awarded to him or her shall become fully vested and nonforfeitable upon the satisfaction of any conditions for the grant specified by the Committee pursuant to Section 6.02 and upon the Key Employee's completion of fifteen Years of Vesting Service for the Company. Subject to the provisions of Article IX of this Plan, if the Key Employee's employment with the Company terminates before his or her completion of fifteen Years of Vesting Service for the Company, the Key Employee's interest in the awarded shares of Performance Stock shall be forfeited unless:

(a)   the Key Employee has attained age sixty-four;

(b)   the Key Employee's employment with the Company terminates as a result of his or her death or Disability; or

(c)   the Committee, in its sole and absolute discretion, waives the conditions described in this Section 6.03.

If a grant of Performance Stock is made to a Key Employee after the Key Employee attains age sixty-four, but before his or her employment with the Company terminates, the Key Employee's interest in the granted shares of Performance Stock shall become fully vested and nonforfeitable upon the Key Employee's retirement from employment with the Company provided that any conditions for the award of such shares, or portion thereof, specified by the Committee pursuant to Section 6.02 have been satisfied.

6.04   **Dividends and Voting Rights**. If a cash dividend is declared on a share of Performance Stock after the Award Effective Date, but before the Key Employee's interest in the

Performance Stock is forfeited or becomes fully vested and nonforfeitable, the Company shall pay the cash dividend directly to the Key Employee. If a Stock dividend is declared on a share of Performance Stock after the Award Effective Date, but before the Key Employee's interest in the Performance Stock is forfeited or becomes fully vested and nonforfeitable, the Stock dividend shall be treated as part of the award of the related Performance Stock, and the Key Employee's interest in such Stock dividend shall be forfeited or become nonforfeitable at the same time as the Performance Stock with respect to which the Stock dividend was paid is forfeited or becomes nonforfeitable. The disposition of each other form of dividend which is declared on a share of Performance Stock shall be made in accordance with such rules as the Committee shall adopt with respect to each such dividend.

A Key Employee shall be allowed to exercise voting rights with respect to a share of Performance Stock after the Award Effective Date, but before the Key Employee's interest in the Performance Stock is forfeited or becomes fully vested and nonforfeitable.

6.05   Satisfaction of Nonforfeitability Conditions; Provision for Income and Excise Taxes. A share of Stock shall cease to be Performance Stock at such time as a Key Employee's interest in such share of Stock becomes fully vested and nonforfeitable under Section 6.03 or Article IX of this Plan, and the certificate representing such share of Stock shall be transferred to the Key Employee as soon as practicable thereafter.

ARTICLE VII - SECURITIES REGISTRATION

Each Performance Stock Agreement shall provide that, upon the receipt of shares of Stock as a result of the satisfaction of the conditions described in Section 6.03 of this Plan for nonforfeitability of Performance Stock, the Key Employee shall, if so requested by the Company, hold such shares of Stock for investment and not with a view of resale or distribution to the public and, if so requested by the Company, shall deliver to the Company a written statement signed by the Key Employee satisfactory to the Company to that effect. With respect to Stock issued pursuant to this Plan, the Company at its expense shall take such action as it deems necessary or appropriate to register the original issuance of such Stock to a Key Employee under the Securities Act of 1933 or under any other applicable securities laws or to qualify such Stock for an exemption under any such laws prior to the issuance of such Stock to a Key Employee. Notwithstanding the foregoing, the Company shall have no obligation whatsoever to take any such action in connection with the transfer, resale or other disposition of such Stock by a Key Employee.

ARTICLE VIII - ADJUSTMENT

The Board, in its sole and absolute discretion, may, but shall not be required to, adjust the number of shares of Stock reserved under Article III of this Plan, the annual grant limit set forth in Section 6.02 of this Plan (to the extent permitted by the rules relating to the qualified performance-based compensation exemption from the limit on tax deductibility of compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code")), and shares of Performance Stock theretofore granted in an equitable manner to reflect any change in the capitalization of the Company, including, but not limited to, such changes as Stock dividends or Stock splits. If any adjustment under this Article VIII would create a fractional share of Stock, such fractional share shall be disregarded and the number of shares of Stock reserved or granted under this Plan shall be the next lower number of shares of Stock, rounding all fractions downward. An adjustment made under this Article VIII by the Board shall be conclusive and binding on all affected persons and, further, shall not constitute an increase in the number of shares reserved under Article III within the meaning of Article X(a) of this Plan.

ARTICLE IX - SALE OR MERGER OF COMPANY; CHANGE IN CONTROL

9.01 **Sale or Merger.** If the Company agrees to sell all or substantially all of its assets for cash or property or for a combination of cash and property or agrees to any merger, consolidation, reorganization, division or other corporate transaction in which Stock is converted into another security or into the right to receive securities or property and such agreement does not provide for the assumption or substitution of Performance Stock granted under this Plan, all shares of Performance Stock shall become fully vested and nonforfeitable.

9.02 **Change in Control**. In the event of a Change in Control, the Board thereafter shall have the right to take such action with respect to any shares of Performance Stock that are forfeitable, or all such shares of Performance Stock, as the Board in its sole and absolute discretion deems appropriate under the circumstances to protect the interests of the Company in maintaining the integrity of the awards under this Plan. Furthermore, the Board shall have the right to take different action under this Section 9.02 with respect to different Key Employees or different groups of Key Employees, as the Board in its sole and absolute discretion deems appropriate under the circumstances.

Notwithstanding the foregoing provisions of this Article IX, all shares of Performance Stock shall become fully vested and nonforfeitable in the event of (i) any tender or exchange offer for Stock accepted by a majority of the shareholders of the Company; or (ii) the death of J. Hyatt Brown and the subsequent sale by his estate, his wife, his parents, his lineal descendants, any trust created for his benefit during his lifetime, or any combination of the foregoing, of the Stock owned by J. Hyatt Brown prior to his death. If any shares of Performance Stock become fully vested and nonforfeitable because of the occurrence of the events described in (i) or (ii) of this paragraph, the Company shall pay to the holders of such shares, within 60 days of the occurrence of such event, the full amount of any federal and state income tax liability incurred by such holder as a result of such vesting, including, without limitation, any excise tax with respect to such vesting (e.g., I.R.C. § 4999 and any successor provision). The Company will also pay to such holders the amount of any tax liability with respect to the "gross-up" payment described in the preceding sentence.

ARTICLE X - AMENDMENT OR TERMINATION

This Plan may be amended by the Board from time to time to the extent that the Board in its sole and absolute discretion deems necessary or appropriate. Notwithstanding the foregoing, no amendment of this Plan shall be made absent the approval of the shareholders of the Company if the effect of the amendment is:

      (a)   to increase the number of shares of Stock reserved under Article III of this Plan;

(b) to change the class of employees of the Company eligible for awards of Performance Stock or to otherwise materially modify the requirements as to eligibility for participation in this Plan; or

(c) to modify the material terms of this Plan that must be approved by shareholders of the Company under the rules relating to the qualified performance-based compensation exemption from the limit on tax deductibility of compensation under Section 162(m) of the Code.

The Board in its sole and absolute discretion may suspend the awarding of Performance Stock under this Plan at any time and may terminate this Plan at any time. Notwithstanding the foregoing, the Board shall not have the right to modify, amend or cancel any share of Performance Stock granted before such suspension or termination unless the Key Employee to whom the Performance Stock is awarded consents in writing to such modification, amendment or cancellation, or there is a dissolution or liquidation of the Company or a transaction described in Article VIII or IX of this Plan.

ARTICLE XI - TERM OF PLAN

No Performance Stock shall be awarded under this Plan on or after the earlier of:

(a) the twentieth anniversary of the effective date of this Plan, as determined under Article IV of this Plan, in which event this Plan otherwise thereafter shall continue in effect until all Performance Stock awarded under this Plan has been forfeited or the conditions described in Section 6.03 of this Plan for nonforfeitability of all Performance Stock awarded under this Plan have been completely satisfied; or

(b) the date on which all of the Stock reserved under Article III of this Plan has, as a result of the satisfaction of the conditions described in Section 6.03 of this Plan for nonforfeitability of Performance Stock awarded under this Plan, been issued or no longer is available for use under this Plan, in which event this Plan also shall terminate on such date.

ARTICLE XII - MISCELLANEOUS

12.01 **Shareholder Rights**. Subject to Section 6.04 of this Plan, a Key Employee's rights as a shareholder in the shares of Performance Stock awarded to him or her shall be set forth in the related Performance Stock Agreement.

12.02 **No Contract of Employment**. The award of Performance Stock to a Key Employee under this Plan shall not constitute a contract of employment and shall not confer on a Key Employee any rights upon his or her termination of employment with the Company in addition to those rights, if any, expressly set forth in the Performance Stock Agreement related to his or her Performance Stock.

12.03   Withholding. The acceptance of an award of Performance Stock shall constitute a Key Employee's full and complete consent to whatever action the Committee deems necessary to satisfy the federal and state tax withholding requirements, if any, that the Committee in its sole and absolute discretion deems applicable to such Performance Stock. The Committee also shall have the right to provide in a Performance Stock Agreement that a Key Employee may elect to satisfy federal and state tax withholding requirements through a reduction in the number of shares of Stock actually transferred to him or her under this Plan.

12.04   Governing Law. The provisions of this Plan shall be governed by and interpreted in accordance with the laws of the State of Florida.

Approved by the Board of Directors: October 31, 1995

Approved by Shareholders: April 30, 1996

As amended, effective February 27, 1998; April 29, 1998; August 23, 2000; January 24, 2001; November 21, 2001; April 24, 2003; March 17, 2005 (by Board of Directors, subject to Shareholder Approval)

BROWN & BROWN, INC.



Annual Meeting of Shareholders:
Ocean Walk Resort
Salon C
300 North Atlantic Avenue
Daytona Beach, Florida 32118

Thursday, April 21, 2005
9:00 a.m.

_____

▼ **FOLD AND DETACH HERE** ▼

BROWN & BROWN, INC.
Proxy Solicited on Behalf of the Board of Directors for the
Annual Meeting of Shareholders to be Held April 21, 2005

The undersigned hereby appoints Laurel L. Grammig and Cory T. Walker and each of them as proxies with full power of substitution, with all the powers the undersigned would possess if personally present, to vote all shares of Common Stock of Brown & Brown, Inc. which the undersigned is entitled to vote at the Annual Meeting of Shareholders and any adjournment(s) thereof.

A vote FOR proposals 1 and 2 is recommended by the Board of Directors.

1. ELECTION OF DIRECTORS

    ☐ **FOR** all nominees listed below   ☐ **WITHHOLD AUTHORITY**
       (except as marked to the contrary below)   to vote for all nominees listed below

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below)
J. Hyatt Brown; Samuel P. Bell, III; Hugh M. Brown; Bradley Currey, Jr.; Jim W. Henderson; Theodore J. Hoepner; David H. Hughes; John R. Riedman; Jan E. Smith; Chilton D. Varner

(2) AMENDMENT TO STOCK PERFORMANCE PLAN

            ☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

In their discretion the Proxies are authorized to vote upon such other business as may properly come before the Meeting.

I will be attending the Annual Meeting ☐   Print name below

_____

(continued on reverse side)

▼ FOLD AND DETACH HERE ▼

(continued from other side)

Persons who do not indicate attendance at the Annual Meeting on this proxy card may be required to present proof of stock ownership to attend.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2.

Please sign your full name. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated: ________________________________ , 2005

Signature: ___________________________________

Signature: ___________________________________

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.